1735 Market Street, 51st Floor Philadelphia, PA 19103-7599 TEL 215.665.8500 FAX 215.864.8999 www.ballardspahr.com	Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

June 29, 2021

United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street N.E. Washington D.C. 20549 Attn: David Lin

Re:         Salt Blockchain Inc.
Form 10-12G
Filed May 12, 2021
File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated June 8, 2021, regarding the above-referenced Form 10-12G (the “Form 10”). Concurrently with the submission of this response letter, we are also filing Amendment No. 1 to the Form 10 (“Amendment No. 1”). For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

Form 10-12G filed May 12, 2021

Item 1. Business, page 1

1.	Please add a new section at the beginning of this Item that describes the claims process in question-and-answer format. At a minimum it should address the following questions:
●	What is the claims process?
●	Why are you engaging in the claims process?
●	Who is entitled to make a claim?
●	What will I receive if I make a claim?
●	How is the price at which I purchased tokens determined?
●	Do the tokens currently have any intrinsic value or use?
●	How was the interest rate determined?
●	When does the claims process terminate?
●	What do I need to do if I want to participate in the claims process?

United States Securities and Exchange Commission

June 29, 2021

●	What do I need to do if I do not want to participate in the claims process?
●	What happens to my tokens if I do not participate in the claims process?
●	May I participate in the claims process solely with respect to a portion of my tokens?
●	Can I change my mind after I have sent in my claim form?
●	When, how and in what form will payment be made?
●	Who can help answer my questions and what is their contact information?

RESPONSE: We have revised the Form 10 to add a new section addressing the claims process in question-and-answer format on page 6 of Amendment No. 1.

Overview, page 1

2.	We note your disclosure that you originate from time to time unsecured, under secured and cryptocurrency-denominated loans. Please revise your next amendment to:
●	quantify these loans and break out by consumer loans and business loans;
●	disclose any limits on the amount of unsecured, under secured and cryptocurrency-denominated loans that you may originate;
●	explain how you determine how much cryptocurrency to issue (e.g., based on fair value on the date of issuance); and
●	explain whether the loaned cryptocurrency comes from the digital assets that you own or from customer collateral.

RESPONSE: We have revised the disclosure on page 1 of the Form 10 to remove the reference to unsecured, under secured and cryptocurrency-denominated loans, as the Company does not currently maintain or plan to originate any such loans and has not made any such loans since early 2019, none of which were material in amount.

3.	Please revise the "Overview" section to briefly discuss the going concern language in your auditor's report, as disclosed on page 17.

RESPONSE: We have revised the “Overview” section of the Form 10 to include the requested discussion.

Geographic Markets, page 9

4.

Please revise to discuss in greater detail the “select international jurisdictions” where you offer your loan products. Also please discuss the regulatory approvals you will need to expand globally, as you disclose on page 9. Additionally, please discuss in greater detail your “regulated status in several jurisdictions” that you reference at the bottom of page 9.

RESPONSE: We have revised the disclosure in the Form 10 in response to this comment. The Company does not have specific plans for such global expansion at this time, and accordingly, cannot specifically identify those regulatory approvals that may need to be obtained. We have nevertheless revised to clarify that the Company will need to assess such regulatory approvals when it expands.

United States Securities and Exchange Commission

June 29, 2021

With regard to other international jurisdictions, we have revised Amendment No. 1 to disclose that the Company offers its loan products in Canada. However, the Company’s loan product offerings in other international jurisdictions do not represent a material portion of the Company’s total loans or revenues. Accordingly, the Company respectfully submits that we do not believe disclosure of such jurisdictions is material to an understanding of the Company’s business under Item 101(h)(4) of Regulation S-K.

5.

We note your disclosure that your Mauritius subsidiary originally obtained a sandbox license to issue tokens, which expired in November 2019, and that you are exploring your options for renewal. Please revise to discuss such options in greater detail.

RESPONSE: We have revised the Form 10 to update the status of the Mauritius license renewal on page 10 of Amendment No. 1.

Item 2. Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations Interest Income, page 49

6.

We note your disclosure that the decrease in interest income was due to a lower average loan portfolio principal due to market pull back in March 2020 and declines in interest rates charged. Considering interest income is your largest revenue item, please revise your next amendment to include a table that quantifies your average outstanding loans by consumer and business borrowers, the related interest income charged, and average yield for all periods presented.

RESPONSE: We have revised the Form 10 to include the additional narrative disclosure relating to the Company’s average loan size, interest income and rates, and unpaid principal balances. The Company respectfully submits however that it does not believe it is necessary to disclose information regarding outstanding loans by consumer and business borrowers, as management of the Company does not consider such distinction in the type of borrowers when making loans and therefore does not believe such information is material.

Liquidity and Capital Resources, page 51

7.

We note your discussion in management’s plans concerning your ability to meet cash flow demands over the next 12 months without considering the expenditures related to the claims process. Please revise your next amendment to discuss in detail how you plan to meet potential cash flow demands for the claims process given that you have cash of $5,584,758 at December 31, 2020 and a SALT Token liability of $44,364,316.

RESPONSE: We have revised the Form 10 to further discuss the Company’s plan to meet potential cash flow demands on page 52 of Amendment No. 1.

United States Securities and Exchange Commission

June 29, 2021

Address the following:

●

explain whether you have the ability to sell your shares of Grayscale Bitcoin Trust and Grayscale Ethereum Trust for additional liquidity or if the lock-up period or other restrictions prevent you from selling such investments; and

RESPONSE: On December 31, 2020, we did not have the ability to sell shares of Grayscale Bitcoin Trust or Grayscale Ethereum Trust due to lock-up restrictions. The lock-up period for all Grayscale shares will expire as of June 24, 2021. Approximately 87% of the shares were purchased by the Company’s lending entity through the rehypothecation of borrower collateral, and therefore proceeds from the sale or redemption of the shares is designated for collateral withdrawals.

●

quantify your digital assets subject to restrictions. In this regard, we note you have a digital asset note payable of $8.5 million as of December 31, 2020 for a loan of digital assets with a counterparty due May 28, 2021. Tell us where the related digital assets are recorded on your balance sheet and whether you can sell these digital assets for liquidity purposes.

RESPONSE: The $8.5 million digital assets note payable is denominated in USDC, a stablecoin digital asset. The Company deposited the USDC in its Treasury IMA, from which the digital assets are used to make investments or converted to U.S. dollars and loaned to borrowers in the course of the Company’s lending business. The Company is not restricted in its ability to sell the USDC borrowed for other digital assets or fiat currencies.

Financial Condition and Management's Plans, page 53

8.

We note your disclosure that your management "has taken several actions in an effort to generate additional revenue streams," including expanding your investment and digital asset trading strategies, offering new services to existing borrowers, and developing digital asset management services for investors. Please substantially revise to provide more detailed information regarding the specific nature of the actions that management has taken to date with respect to each activity and the specific nature of the plans moving forward for the same, as well as any expected costs to be incurred. As a related matter, please to discuss any prospective plans for the Salt Card, as announced on your website on June 2, 2021, to the extent known and material to your business going forward.

RESPONSE: We have revised the disclosure in the Form 10 on page 55 of Amendment No. 1 in response to this comment. Many of the actions taken by management to date are preliminary and exploratory in nature, accordingly, except as disclosed in Amendment No. 1, we respectfully submit that it is premature to disclose more detailed information regarding actions taken by management at this time. We have also updated the disclosure on page 55 of Amendment No. 1 to describe management’s known plans for the Salt Card.

United States Securities and Exchange Commission

June 29, 2021

Critical Accounting Policies and Estimates, page 55

9.

Please revise your disclosures in your next amendment to present a more robust discussion of your critical accounting estimates. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your disclosures should discuss the following:

●	why management believes the accounting policy is critical;
●	how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
●	quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Refer to Item V of Release Nos. 33-8350/34-48960.

RESPONSE: The Company has revised the disclosure on pages 55 though 58 included in Amendment No. 1 to present a more robust discussion of our critical accounting estimates.

10.

Please revise your next amendment to disclose the accounting guidance you followed to record the SALT Token liability and the basis for your determination. Clarify for us whether the Salt Platform was complete when the initial offering occurred or whether the offering proceeds were used to build out the platform.

RESPONSE: The SALT Tokens are accounted for pursuant to Accounting Standards Codification (“ASC”) 610, Other Income. Under ASC 610-20, we determined that purchasers of SALT Tokens were primarily unrelated third-party purchasers and that we do not have a controlling financial interest in the counterparties who purchased SALT Tokens, there was an enforceable contract, there was a single identifiable nonfinancial asset being the SALT Tokens, and control transfers in accordance with ASC 606-10-55-22 through 25 as a sale with a right of return; due to the fact that purchasers of SALT Token have the option to put their SALT Tokens back to the Company.

United States Securities and Exchange Commission

June 29, 2021

The SALT Token Liability on the Consolidated Balance Sheets represents the aforementioned right of return (put feature) held at maximum redemption value for the associated SALT Tokens, which represents the entity’s obligation to repurchase the SALT Tokens at the customer’s request. The Company has revised the disclosure in Note 3 on page F-13 included in Amendment No. 1 to detail this accounting policy. As of the periods presented, the amount of revenue pursuant to ASC 606 is not material and the related disclosures have been removed.

SALT Token sales began in June 2017, and the Company had an operational version of the Salt Platform at that time to support the SALT Token sales. Following the initial token sale, the Company continued to develop the Salt Platform in order to add functionality to support our lending business, which was available by early 2018.

Off Balance Sheet Arrangements, page 55

11.	We note your disclosure that you have no outstanding derivative contracts. However, your balance sheet shows covered call options of $2.3 million. Please revise your disclosure for consistency.

RESPONSE: The Company has revised the disclosure on page 55 included in Amendment No. 1 for consistency in regard to the covered call options on our balance sheet at December 31, 2020.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 61

12.	Please revise to disclose the natural person(s) with voting and dispositive control of the shares attributed to Bell Enterprise Management, LLC. See Item 403 of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 61 of Amendment No. 1 to include this information.

Item 15. Financial Statements and Exhibits, Exhibit Index, page 87

13.	Please file as exhibits the offering and purchase documents you used for the offer and sale of the SALT Tokens in the initial coin offering.

RESPONSE: We have revised the Form 10 to such documents as exhibits and have filed such documents as exhibits to Amendment No. 1.

United States Securities and Exchange Commission

June 29, 2021

14.

We note that sections 9 and 12(e) of the SALT Token Terms & Conditions filed as Exhibit 4.2 contain binding arbitration, class action waiver and jury trial waiver provisions. We also note your related risk factor disclosure on page 37 that your arbitration provisions may be unenforceable. Please revise to:

●

include additional risk factor disclosure highlighting the material risks related to each of these provisions, including how it will impact your investors, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you;

●

clarify whether each of these provisions applies to claims under the federal securities laws, and if so, in each applicable case, revise your disclosure and the SALT Token Terms & Conditions to state that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

●	ensure that each of these provisions in the SALT Token Terms & Conditions clarifies its applicability.

RESPONSE: The Company has revised its risk factor on page 38 of Amendment No. 1 to provide the additional disclosures referenced in the first two bullets of the Staff’s comment. In addition, the Company clarifies for the Staff that it intends these contractual provisions to be broadly interpreted and apply to all claims to the extent permitted under applicable law, but the Company acknowledges that, if challenged, a court may conclude that a provision is not enforceable in particular circumstances, including in connection with claims made under Federal securities laws. In addition, the Company notes that investors may opt out of the arbitration and class action waiver provisions in the SALT Token Terms and Conditions. The Company respectfully believes that its disclosures in the risk factor, as revised in Amendment No. 1, addresses any risks to investors associated with such provisions or the possibility that they may not be enforceable.

15.

As a related matter, we note that section 12(h) of the SALT Token Terms & Conditions provides that the federal or state courts located in Denver, Colorado shall be the exclusive forum for any legal actions or proceedings arising out of or related to the Terms or SALT Tokens. We also note your disclosure on page 84 that such provision applies to claims under the federal securities laws. Please revise your disclosure on pages 83 - 84 to more prominently disclose this provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please add a risk factor describing any associated risks or other impacts on investors, including that such provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

RESPONSE: The Company has revised its disclosures on pages 38 of Amendment No. 1 to more prominently disclose the forum provisions of the SALT Token Terms & Conditions and to disclose uncertainty regarding the enforceability of such provisions. The Company has also added a risk factor to page 38 of Amendment No. 1 describing any associated risks or other impacts to investors of such provisions.

United States Securities and Exchange Commission

June 29, 2021

16.

The list of your subsidiaries in Exhibit 21.1 does not include your subsidiary, Salt Blockchain Asset Partners, LLC, as referenced in your disclosure in the second paragraph on page 82. Please revise to reconcile your disclosure.

RESPONSE: We have revised the disclosure in the Form 10 to explain that Salt Blockchain Asset Partners, LLC was a former subsidiary that has since be dissolved. Accordingly, we have not added the entity to the Company’s list of subsidiaries on Exhibit 21.1.

Borrower Collateral and Custody Assets, page F-10

17.

We note that you have approximately $60.2 million and $24.6 million in collateral under custody at December 31, 2020 and December 31, 2019, respectively, and collateral due to customer of $39.5 million and $0 as a liability on the balance sheet at December 31, 2020 and December 31, 2019, respectively. For the collateral not included on the balance sheet, we note your disclosure that you are not the primary beneficiary of customer collateral and custody assets are not included in the financial statements despite the fact that you have the ability to rehypothecate, repledge, sell, or otherwise transfer or use collateral for Salt Lending's own account and at Salt Lending's own risk. Please provide us your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your response should include, but not be limited to, discussion of the following:

●	identification of who has legal ownership of the collateral;

RESPONSE: Once a loan application is approved, a loan is created when a borrower sends collateral to the Salt collateral account and funds are transferred to the borrower’s bank account.

Although the lender has a security interest and lien against the collateral until the loan matures or is paid in full, the borrower remains the legal owner of his or her collateralized blockchain asset. Although the Company began to re-pledge the borrower’s collateral deposit in June 2020, the collateral remains the property of the borrower and any price appreciation or depreciation belongs to the borrower. Please refer to the response in #18 below for further detail regarding the authoritative guidance in ASC 860 detailing when the Company records customer collateral on its balance sheet.

●	discuss if the customer is constrained from selling or pledging the collateral which is held in custody;

RESPONSE: The transfer of the digital assets from the borrower to the Company is for the purpose of collateralizing the loan. If the borrower repays the loan, the borrower has the right, and Salt has the obligation to return the collateral. Even though Salt is acting as custodian, the assets remain the legal property of the borrower.

United States Securities and Exchange Commission

June 29, 2021

●	discuss if the customer is constrained in any way, or at any time, from transferring the collateral from the Company's wallet to their own wallet;

RESPONSE: As noted above, the transfer of the digital assets from the borrower to the Company is for the purpose of collateralizing the loan. If the borrower repays the loan, the borrower has the right, and Salt has the obligation to return the collateral. Further, if the borrower’s loan-to-value ratio decreases below the original level, due to an early prepayment or increase in the value of the underlying collateral assets, then the borrower can request that Salt return an amount of collateral so that the loan-to-value ratio equals the original requirement set forth in the loan agreement. Even though Salt as the lender has a security interest and control over the assets, the account remains the legal property of the borrower. The digital asset is attributed to an account established at the Company for the duration of loan, while the borrower retains legal ownership. As such, Salt is not beyond the reach of the borrower’s creditors or a bankruptcy trustee.

●

discuss whether the terms and conditions of the Company's contract with the customer, or state regulation, prevent the Company from directing the use of and obtaining substantially all of the remaining benefits from the collateral held in custody for customers; and

RESPONSE: Under the terms of the loan agreement, the Company establishes a collateral account for each customer. The customer agrees to treat such account as a “securities account” and the digital assets as “financial assets” in each case under the Uniform Commercial Code. Further, pursuant to the loan agreement, the customer agrees that the Company may use, re-hypothecate and re-pledge the collateral assets for its own account. Notwithstanding such uses, the borrower retains the economic benefits of the underlying asset. If the asset changes in value due to price fluctuations, such economic benefits are attributable to the borrower. When the Company re-hypothecates collateral, it is still required to deliver back to the customer a fixed number of the underlying digital assets regardless of the Company’s success in generating a return on the asset. The Company may have to purchase additional digital assets if the Company is unsuccessful in its investment management efforts.

●	discuss if the terms and conditions make it clear that you are not executing customer transactions.

RESPONSE: The Company believes that its loan agreement and associated disclosure statement provided at the time of closing make it clear that any such use, re-hypothecation or re-pledging of collateral is for the Company’s own account and not its customers.

United States Securities and Exchange Commission

June 29, 2021

18.

We note that in June 2020, you began repledging borrower collateral by entering into short-term loans with a counterparty. Upon repledging, you recognize an asset for the receivable from the counterparty and a liability for the collateral due to the borrower. The receivable is recorded at cost and the liability is marked-to-market on a quarterly basis. Further, we note upon the occurrence of certain events, you may be required to purchase digital assets to replace repledged collateral. Please provide us with the following additional information:

●

tell us the specific paragraphs in ASC 860 that you relied upon to support your accounting for the repledged collateral (i.e. receivable at cost and the liability marked-to-market on a quarterly basis).

RESPONSE: Management notes that the loans have a fixed term with a documented expiration date, a fixed principal amount and interest rate, and are secured with the borrower’s pledge of digital assets. In order to determine whether the loans meet the definition of secured loans as defined in ASC 310-10-250-8, Management evaluated the loan agreements using the sale criteria in ASC 860-10-40-5, noting the following:

ASC 860-10-40-5 states, “A transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale if and only if all of the following conditions are met:

a.         Isolation of transferred financial assets. The transferred financial assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Transferred financial assets are isolated in bankruptcy or other receivership only if the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver for the transferor or any of its consolidated affiliates included in the financial statements being presented. For multiple step transfers, a bankruptcy-remote entity is not considered a consolidated affiliate for purposes of performing the isolation analysis. Notwithstanding the isolation analysis, each entity involved in the transfer is subject to the applicable guidance on whether it shall be consolidated (see paragraphs 860-10-40-7 through 40-14 and the guidance beginning in paragraph 860-10-55-18). A set-off right is not an impediment to meeting the isolation condition.”

United States Securities and Exchange Commission

June 29, 2021

The Company transfers digital assets for the purpose of collateralizing loans as the lender. If the borrower repays the loan, the borrower has the right, and Salt has the obligation to return the collateral. The digital assets are attributed to an account established at the Company, over which the borrower retains legal ownership. As such, Salt is not beyond the reach of the borrower’s creditors or a bankruptcy trustee. As of June 2020, the Company began to re-pledge the borrower’s collateral deposit to secure additional funding and for capital management purposes. Amounts included in loans receivable, net and digital asset collateral due to customer on the Consolidated Balance Sheet represent collateralized loans due to the Company and the repledged collateral due to the borrowers.

The Company also transfers digital assets for the purpose of collateralizing loans as the borrower. In this instance, the related amounts are included on the Consolidated Balance Sheet as notes payable and collateral receivable. The Company transfers digital assets to the lender in order to collateralize the loan. As such, if the Company repays the loan, it has the right, and the counterparty has the obligation, to return the collateral. The collateral assets remain the legal property of the Company.

As the loans do not meet all of the criteria required in ASC 860-10-40-5 (notably criterion ‘a’), Salt does not account for transfer of financial assets as sales, rather as secured borrowing in accordance with ASC 310-10-25-8.

Based on the analysis above, the pledged assets of the borrower do not meet the sale criteria, when the pledged assets are digital assets. As such, they do not meet the criteria to be recognized as assets of the Company. Therefore, upon receipt of the borrower’s collateral, Management will not record the received assets on the balance sheet. The Company will record a debit to loan receivable upon disbursement of fiat to the borrower (credit to cash).

However, if the Company, subsequently redeploys the digital asset collateral, the Company should recognize the proceeds it receives from the transaction and record a liability for its obligation to return the collateral (in accordance with ASC 860-30-25-5(b)).

The Company borrows crypto assets, including bitcoin and ether, from third parties on an unsecured basis. Such crypto assets borrowed by the Company are reported in crypto assets held on the Company’s consolidated balance sheets.

The borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability, is carried at the fair value of the assets acquired and reported in crypto asset borrowings in the consolidated balance sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized in other operating expenses in the consolidated statements of operations. The embedded derivatives are included in crypto asset borrowings in the consolidated balance sheets.

United States Securities and Exchange Commission

June 29, 2021

The term of these borrowings can either be for a fixed term of less than one year or can be open-ended and repayable at the option of the Company or the lender. These borrowings bear interest payable by the Company to the lender, which is based on a percentage of the amount borrowed. The borrowing fee is recognized on an accrual basis and is included in other operating expense in the consolidated statements of operations.

Furthermore, the Company considers the transferred assets to be akin to noncash collateral (ASC 860-30-25-5). The noncash collateral are digital assets, which are considered to be intangible assets (in accordance with ASC 350) and do not meet the definition of a financial instrument. As a result, the Company records the non-cash collateral receivable at cost.

●

tell us your basis for recognition of the collateral upon repledging, and not before that point. Explain why there are no accounting consequences until your right to repledge the collateral is exercised.

RESPONSE: As noted in the response immediately prior to this one, in accordance with ASC 860-30-25-5 if the Company sells or repledges the noncash collateral, it should recognize the proceeds it receives from the transaction and record a liability for its obligation to return the collateral. Prior to any such sale, the transferred asset should not be recognized on the transferee’s balance sheet unless the transferor has defaulted under the related agreement. If the transferor defaults and is no longer entitled to redeem the transferred assets (collateral), it should derecognize the collateral and the transferee should either (1) recognize the collateral as its own asset at fair value or (2) derecognize any obligation to return the collateral (if an obligation was previously recognized).

●	explain the $32 million difference between the $39 million digital asset due to customer liability and $7 million collateral receivable.

RESPONSE: The collateral receivable of $7 million is the amount due to the Company from TradeStation. The collateral receivable asset is carried at cost basis while the liability is carried at FMV in accordance with accounting policy. The fair value of the TradeStation liability included in the $39 million digital asset due to customer is approximately $12 million. The remaining $27 million of the liability represents the fair value of the repledged collateral used to purchase shares in the Grayscale Bitcoin Trust (GBTC) and Grayscale Ethereum Trust (ETHE). The related asset balance for the Grayscale Bitcoin Trust (GBTC) and Grayscale Ethereum Trust (ETHE) is reported within investments on the Consolidated Balance Sheets.

United States Securities and Exchange Commission

June 29, 2021

●	tell us how you determined the fair value of the collateral upon repledging and for purposes of determining the quarterly mark-to-market adjustments.

RESPONSE: Fair value of the collateral upon repledging is determined by the digital asset transaction price on the date of transfer to a third party. Quarterly mark-to-market adjustments are determined by reviewing the closing rate (midnight UTC) on the last day of the quarter from the related digital asset’s principal market or exchange (which is consistent with the manner in which the Company determines pricing for the Company’s assessment of digital asset impairment on a monthly basis).

●

tell us whether you were required to replace any repledged collateral during the periods presented in order to comply with your contractual obligations to borrowers. If so, explain the circumstances surrounding such replacements and the related accounting.

RESPONSE: There were no instances in the periods presented where the Company was required to replace any repledged collateral in order to comply with contractual obligations to borrowers.

Note 3. Summary of Significant Accounting Policies, Derivatives, page F-10

19.

We note your disclosure that you use three derivatives (BTC swaps, digital assets options, and covered call options). However, we note from your disclosure in Note 9 that you only held covered call options during the periods presented. Please tell us, and revise your next amendment as necessary, to discuss the use of other derivative types during the periods presented.

RESPONSE: The Company has revised the disclosure on pages 55 and F-10 included in Amendment No. 1. The Company notes that as of December 31, 2020, covered calls were the only open derivative contracts.

Revenue Recognition, page F-13

20.

We note your disclosure that the Company provides loans collateralized by digital assets and related services. Please revise your next amendment to more clearly disclose what the related services are and how they provide collateral for the loans.

RESPONSE: The Company has revised the disclosure on pages 48, F-7, and F-13 included in Amendment No. 1 to indicate that the loans are only collateralized by digital assets and reference to “related services” has been removed.

United States Securities and Exchange Commission

June 29, 2021

21.	Please revise your next amendment to identify which revenue line items for which you applied ASC 606. Provide examples of how you apply ASC 606.

RESPONSE: The Company has revised the disclosure on page F-13 included in Amendment No. 1. The Company notes that there are no material line items that have been accounted for pursuant to ASC 606 for the periods presented. The Company revised the applicable disclosure pursuant to Staff’s comments #10 and #22.

22.	Please revise your next amendment to disclose your accounting policy for interest income.

RESPONSE: The Company has revised the disclosure on page F-13 included in Amendment No. 1 to detail the Company’s accounting policy for interest income.

Note 4. Collateralized Loans Receivable and Allowance for Loan Losses, page F-16

23.	Please revise your next amendment to include the disclosure required by ASC 310-10-50 for your loan portfolio and allowance for loan losses.

RESPONSE: The Company has revised the disclosure on page F-16 included in Amendment No. 1 to detail the Company’s accounting policy for Allowance for Loan Losses.

24.	Please revise your next amendment to separately quantify borrower collateral held and repledged by type of digital asset (e.g. Bitcoin, Ethereum, etc.) and loan type (consumer, commercial, etc.).

RESPONSE: We have revised the disclosure on page F-16 included in Amendment No. 1 to describe the borrower collateral held and repledged by type of digital asset and loan type.

25.

Please revise to disclose whether any events of default occurred (i.e. the triggering threshold LTV of 90.91% was reached) during the periods presented and whether those events were cured by liquidating or stabilizing the underlying collateral. Tell us whether you had any uncured events of default at December 31, 2020 or December 31, 2019. If so, quantify the related loan amounts and corresponding LTVs. If defaulted loans were subsequently cured after year end, disclose that fact.

RESPONSE: The Company has revised the disclosure on page F-16 included in Amendment No. 1.

United States Securities and Exchange Commission

June 29, 2021

26.

We note your disclosure that as of September 30, 2020, the Company switched from a liquidation model to a stabilization model. Please revise to state whether you charge a fee for stabilization and quantify the fees recorded during the year ended December 31, 2020.

RESPONSE: The Company has revised the disclosure on page F-16 included in Amendment No. 1 to reflect the fact that the Company conducted no stabilizations, and thus collected no stabilization fees, in the year ended December 31, 2020.

27.

Please revise to disclose whether you had any margin calls (i.e. the triggering threshold LTV of 83.33% was reached) during the periods presented and whether those margin calls were cured with additional collateral or a payment. Tell us whether you had any outstanding margin calls at December 31, 2020 or December 31, 2019. If so, quantify the related loan amounts and corresponding LTVs. If margin calls were subsequently cured after year end, disclose that fact.

RESPONSE: Although the Company does have margin calls from time to time, borrowers can sure a margin call through depositing additional collateral or paying the principal balance. If a margin call is not cured and the LTV reaches above 90.91%, this triggers a liquidation/stabilization event as described in previous disclosures.  In addition, the Company did not have any material loan receivable balances with outstanding margin calls at December 31, 2020 or December 31, 2019.  Accordingly, we respectfully submit that such disclosure is not material to the Company’s lending business and therefore additional disclosure is not necessary.

Note 5 - Digital Assets, net, page F-17

28.

Please revise your next amendment to provide a rollforward of digital assets, net, in the periods presented (from December 31, 2018 to December 31, 2019, December 31, 2019 to December 31, 2020, and any interim periods, as appropriate). Your current presentation presents just a snapshot of digital assets at a point-in-time (December 31, 2020 and December 31, 2019).

RESPONSE: The Company has revised the disclosure on page F-17 to provide a rollforward of digital assets, net, in the periods presented.

United States Securities and Exchange Commission

June 29, 2021

Note 8 - Investments, page F-18

29.	Please revise your next amendment to disclose the following related to your investments in Grayscale Bitcoin Trust (GBTC) and Grayscale Ethereum Trust (ETHE):

●	how and when you acquired the investments; specifically address whether you used customer collateral to acquire these investments;

RESPONSE: The investments in the Grayscale Bitcoin Trust (GBTC) were acquired from November 15, 2020 through December 24, 2020. The investments in the Grayscale Ethereum Trust (ETHE) were acquired on November 26, 2020. The Company acquired the investments in GBTC and ETHE using both treasury assets and customer collateral.

●	how you accounted for these apparent non-cash transactions;

RESPONSE: For investments in GBTC purchased with treasury assets, the Company recorded an asset for the investment in GBTC and derecognized the BTC treasury assets. In accordance with ASC 820, the Company records the GBTC shares at fair value based on the share price per the over-the-counter stock market, less the discount for lack of marketability due to the lock-up period. The Company also derecognized the BTC utilized to purchase the GBTC as a nonmonetary transaction under ASC 845 – Nonmonetary Transactions.

For investments in GBTC and ETHE purchased with customer collateral, upon repledging, the Company recognizes an asset for the investments in GBTC and ETHE and a liability for the collateral due to customer in accordance with ASC 860. In accordance with ASC 820, the Company records the shares at fair value based on the share price per the over-the-counter stock market, less the discount for lack of marketability due to the lock-up period. Refer to response to Comment #18 for liability accounting for collateral due to the customer.

●	whether you have made or intend to make similar investments in the future;

RESPONSE: It is the Company’s intention to make similar investments in the future, though there is no certainty that this will occur.

●	how you determined the 11-19% discount rate for lock-up was appropriate;

RESPONSE: All else being equal, an investment in which the owner is able to achieve liquidity quickly is worth more than an investment in which the owner is not able to liquidate the investment quickly. Lack of marketability forces an investor to seek a price concession to compensate for being locked into an illiquid and long-term investment. Shares that are not readily marketable sell at a discount due to higher transaction costs, longer time requirements associated with selling the shares, and the interim risks associated with disposing of the shares. We used a variety of at-the-money put option models to quantify the discount whereby the price of the put option represents the “cost” to purchase marketability/liquidity. The term of the option was set equal to the remaining term of the restricted period. The risk free rate is the US treasury rate over the term. Volatility is the historical volatility of the underlying asset using a look-back period equal to the term.

United States Securities and Exchange Commission

June 29, 2021

●	when the 6-month lock-up period expires; and

RESPONSE: The lock-up period expires as follows:

●	104,973 shares GBTC – May 15, 2021
●	145,314 shares ETHE – May 26, 2021
●	157,701 shares GBTC – June 12, 2021
●	841,627 shares GBTC – June 24, 2021

Language updated in Note 8, page F-19 to summarize the information above.

●	how you determined their initial fair values and on an ongoing basis for purposes of determining the unrealized gain on investment.

RESPONSE: As noted in Note 8 on page F-19, in accordance with ASC 820, the Company records the shares at fair value based on the share price per the over-the-counter stock market, less the discount for lack of marketability due to the lock-up period.

30.

We note that your investments in shares of Grayscale Bitcoin Trust (GBTC) and Grayscale Ethereum Trust (ETHE) constitute a significant percentage of your total assets at December 31, 2020. Please tell us if you have considered whether such investments have or will cause you to become an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940. If applicable, please include a related risk factor to disclose that you may be considered an “investment company” under the Investment Company Act of 1940 and discuss the risks related to such determination.

RESPONSE: We respectfully submit that the Company is not an “investment company” under the Investment Company Act of 1940. Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”) defines an “investment company” as any issuer which is (i) “engaged primarily in the business of investing, reinvesting, owning, holding, or trading in securities” . . . or (C) “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” As described in the Form 10, the Company is a lending company that provides loans that are collateralized by digital assets. The Company does not hold itself out as being engaged (and is not engaged) in the business of investing, reinvesting, or trading in securities.

United States Securities and Exchange Commission

June 29, 2021

The Company is primarily engaged in the business of lending as is evident from the Company’s approximately $20 million loan receivable at December 31, 2020. Although the Company holds investments constituting a significant percentage of its total assets, the Company purchased such shares of Grayscale Bitcoin Trust (GBTC) and Grayscale Ethereum Trust (ETHE) in support and furtherance of the Company’s lending business. Such shares were purchased in an effort to maintain low fees for borrowers by avoiding third party fees relating to custody, storage and transfer of digital asset collateral, support the Company’s capital management strategy by generating additional assets to be used in support of the Company’s lending business as part of loans, and in or to reduce risks relating to the management and custody of significant amounts of digital asset collateral. Grayscale Bitcoin Trust and Grayscale Ethereum Trust are trusts whose purposes are to hold Bitcoin and Ether, respectively, and the value of their shares is intended to reflect the value of Bitcoin and Ether held by each such trust. Accordingly, by purchasing shares of GBTC and ETHE, the Company believed it can achieve these purposes while maintaining a generally consistent value.

The 1940 Act does not define “primarily engaged” in the business of trading and investing in securities. The Commission and courts have however developed certain factors to be used in determining a company’s primary engagement. Such factors were outlined in In re Tonopah Mining Co., 26 S.E.C. 426 (1947) and were recently interpreted in SEC v. National Presto Industries, 486 F.3d 305 (2007). The factors outlined in such cases were: (i) the issuer’s historical development; (ii) the issuer’s public representations concerning its activities; (iii) the activities of its officers and directors; (iv) the nature of the issuer’s present assets; and (v) the sources of its present income.

As noted above, the Company has not historically been in the investment business, as its primary focus has been on offering digital asset-backed loans to customers. Further, the Company does not and has not held itself out as being engaged in the investment or trading in securities. All of the Company’s officers are engaged full-time in working on the Company’s primary business of digital asset-backed lending. Although the shares of GBTC and ETHE held by the Company represent a significant portion of its total assets, the Company’s Form 10 makes clear that the Company is an operating business engaged in digital asset-backed lending and not investing. Instead, such investments are used to support the Company’s lending business. Finally, as reported on the Form 10, the sources of the Company’s present income primarily consist of interest income and other fees attributable to its lending business.

United States Securities and Exchange Commission

June 29, 2021

In addition to the foregoing, Section 3(b)(1) of the 1940 Act exempts from the definition of “investment company” any issuer “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” The exemption provided by Section 3(b)(1) of the 1940 Act applies in this case because the Company, for the reasons described above, is “primarily engaged” in a business, i.e., digital asset-backed lending, other than investing or trading in securities.

Because of the foregoing reasons, we respectfully submit that the Company is not an “investment company” under the 1940 Act. Notwithstanding the foregoing, we have revised the risk factor disclosure on page 31 of Amendment No. 1 to disclose that the Company may be considered an “investment company” and the risks related to such determination.

General

31.

We note that throughout your filing you refer to the claims process as a “rescission” or “rescission offer.” The claims process involves a notification to investors of their ability to pursue to their statutory rights to receive the consideration paid for the security plus interest and is not a “rescission offer” for purposes of the Securities Act of 1933, or otherwise under the federal securities laws. Please delete the use of the term “rescission” or “rescission offer” and instead refer to it as the “claims process” consistent with the terms of the settlement.

RESPONSE: We have amended the Form 10 to replace the terms “rescission” and “rescission offer” with “claims process.”

32.

Please revise throughout to consistently disclose all of the digital assets that you accept as collateral and indicate whether there are any limits or parameters surrounding the digital assets that you will accept as collateral.

RESPONSE: The Company has revised the disclosure on pages 3, 48, F-7 and F-16 included in Amendment No. 1 for consistency. Additionally, the full list of digital assets accepted as collateral is contained within Note 4 on page F-16.

33.

We note your disclosure that you maintain credit facilities with third parties. Please revise your disclosure to discuss the material terms of any indebtedness and file the relevant agreements as exhibits. Please refer to Item 601(b) of Regulation S-K.

RESPONSE: We have revised the Form 10 to clarify that such arrangements with third parties represent short term borrowings that are entered into in the ordinary course of business by the Company. As such, we have not included the agreements relating to such borrowings as exhibits.

United States Securities and Exchange Commission

June 29, 2021

Please contact Dustin Hull, the Chief Financial Officer of the Company, at (281) 229-1236, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl

cc:         Justin English

Mark Torossian